UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Marqeta, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities) 57142B104
(CUSIP Number)
May 6, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☐ Rule 13d-l(c)
☒ Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.		57142B104
1. Names of Reporting Persons. Jason Gardner
2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization		United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	3,694,260 shares (See Item 4(a) below)
	6. Shared Voting Power	38,561,093 (See Item 4(a) below)
	7. Sole Dispositive Power	3,694,260 shares (See Item 4(a) below)
	8. Shared Dispositive Power	38,561,093 (See Item 4(a) below)
9. Aggregate Amount Beneficially Owned by Each Reporting Person		51,511,083 (See Item 4(a) below)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)		10.696%
12. Type of Reporting Person (See Instructions) IN

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Item 1.
(a)Name of Issuer:
    Marqeta, Inc.

(b)Address of Issuer's Principal Executive Offices:
    180 Grand Avenue, 6th Floor
Oakland, CA 94612
Item 2.
(a)-(c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship
    This Statement is filed by Jason Gardner, c/o Marqeta, Inc., 180 Grand Avenue, 6th Flr., Oakland, CA 94612. Jason Gardner is a resident of the United States.

(d) Title of Class of Securities:
    Class A Common Stock, $0.0001 par value per share

(e) CUSIP Number:
    57142B104
Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)     ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)     ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)     ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)     ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)     ☐    An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);
(f)     ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)     ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)     ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)     ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)     ☐    A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)    ☐    Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.    Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount beneficially owned:    51,511,083 shares which includes (i) 17,710,000 shares of Class A Common Stock and 19,425,479 shares of Class B Common Stock held by the Gardner 2008 Living Trust dated March 22, 2008 for which Mr. Gardner serves as co-trustee, and exercises voting and investment control, (ii) 1,255,730 shares of Class B Common Stock held directly by Mr. Gardner, (iii) 712,807 shares of Class B Common Stock held by the Jason Gardner 2022 GRAT dated November 23, 2022 for which Mr. Gardner is trustee, (iv) 712,807 shares of Class B Common Stock held by the Jocelyne Gardner 2022 GRAT dated November 23, 2022 for which Mr. Gardner is trustee and (v) 2,438,530 shares of Class B Common Stock subject to outstanding options exercisable within 60 days of May 6, 2024. Also (i) includes (i) 1,255,730 shares of Class B Common Stock held by the spouse of Mr. Gardner and (ii) 8,000,000 shares of Class B Common Stock held by trusts for the benefit of Mr. Gardner’s children, for

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which shares Mr. Gardner disclaims beneficial ownership and exercises no voting or investment control. These shares of Class B Common Stock are being included for completeness.
(b)    Percent of class: 10.696% (percentage ownership is calculated based on 481,592,609 shares of Class A Common Stock outstanding as of May 6, 2024, assuming that only the shares of Class B Common Stock held by Mr. Gardner were converted into Class A Common Stock and assumes that the 2,438,530 shares of common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)). In the event that all outstanding shares of Class B Common Stock were converted into shares of Class A Common Stock, the percentage ownership reported in row 11 above would be 9.942%.
(c)    Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote: 3,694,260 shares (See item 4(a) above).
    (ii) Shared power to vote or to direct the vote: 38,561,093 shares (See item 4(a) above).
    (iii) Sole power to dispose or to direct the disposition of: 3,694,260 shares (See item 4(a) above).
    (iv) Shared power to dispose or to direct the disposition of: 38,561,093 shares (See item 4(a) above).
Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications.
Not applicable.

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SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 14, 2024 Date

/s/ Jason Gardner Jason Gardner

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